Notice to the Oslo Stock Exchange

ORKLA

[redacted]

P.O.Box 423 Skøyen, N-0213 Os
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 10 July 2007, in connection with Orkla`s option programme, 10 000 options were exercised at a strike price of NOK 27.00.

A total of 8,661,345 options in Orkla have currently been issued. . Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 796,500 synthetic options of the cash bonus programme.

Orkla holds 10,610,460 of its own shares.

Orkla ASA
Oslo, 11 July 2007

Contact:
Rune Helland, SVP Investor Relations
Tel.: +47 2254 4411

dlw 7/25

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, SVP Investor Relations, Tel: +47 2254 4411

Date: 10.07.07

Trade subject to notification – Medicult

Orkla ASA has today acquired 660 000 shares in Medicult and own after this transaction 12.14 % of the share capital.

END